March 14, 2012

By EDGAR Transmission

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN: Filing Desk

Cardinal Bankshares Corporation (000-28780)/

Preliminary Proxy Materials

Ladies and Gentlemen:

On behalf of Cardinal Bankshares Corporation (the “Company”) and pursuant to Rule 14a-6(a) of the Securities Exchange Act of 1934, we are transmitting a copy of the Company’s preliminary proxy materials relating to its upcoming 2012 Annual Meeting of Shareholders. The Company is filing the preliminary proxy materials solely because of a proposed director election contest.

Please be advised that the Company hereby confirms its understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, electronic mail correspondence and information posted on the Internet, must be filed under the cover of Schedule 14A. Further, the Company will not solicit proxies via Internet chat rooms and will not include a form of proxy card on any Internet website until it has filed its definitive proxy statement.

We would truly appreciate the Staff’s efforts to clear the materials as soon as possible so that the Company can hold its meeting on April 25, 2012.

Any questions on this filing may be directed to the undersigned at (804) 343-4079 or to Douglas W. Densmore at (540) 510-3024.

With regards,

/s/ Scott H. Richter

Scott H. Richter

Enclosures

cc:	Mr. Ronald Leon Moore

Douglas W. Densmore, Esq.

E-mail: scott.richter@leclairryan.com Direct Phone: 804.343.4079 Direct Fax: 804.783.7621	951 East Byrd Street, Eighth Floor Richmond, Virginia 23219 Phone: 804.783.2003 \ Fax: 804.783.2294

CALIFORNIA \ CONNECTICUT \ MASSACHUSETTS \ MICHIGAN \ NEW JERSEY \ NEW YORK  \ PENNSYLVANIA \ VIRGINIA \ WASHINGTON, D.C.